UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

FORTE BIOSCIENCES, INC.
(Name of Registrant as Specified In Its Charter)

CAMAC FUND, LP

CAMAC PARTNERS, LLC

CAMAC CAPITAL, LLC

ERIC SHAHINIAN

MCINTYRE PARTNERSHIPS, LP

MCINTYRE CAPITAL GP, LLC

MCINTYRE CAPITAL MANAGEMENT, LP

MCINTYRE CAPITAL MANAGEMENT GP, LLC

ATG FUND II LLC

ATG CAPITAL MANAGEMENT, LLC

GABRIEL GLIKSBERG

MICHAEL G. HACKE

CHRIS MCINTYRE

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 17, 2023

CAMAC FUND, LP AND ATG CAPITAL MANAGEMENT, LLC

___________________, 2023

Dear Fellow Forte Biosciences Stockholders:

Camac Fund, LP, ATG Capital Management, LLC and the other participants in this solicitation (collectively, the “Concerned FBRX Stockholders,” “we” or “our”) are the beneficial owners of an aggregate of 3,079,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Forte Biosciences, Inc., a Delaware corporation (“FBRX” or the “Company”), representing approximately 8.5% of the outstanding shares of Common Stock. We have nominated two (2) highly-qualified individuals for election to the Company’s board of directors (the “Board”) because we believe that meaningful change to the composition of the Board is needed to ensure that the Company is being run in a manner consistent with your best interests. We are therefore seeking your support at the Company’s upcoming 2023 annual meeting of stockholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Company has a classified Board, which is currently divided into three (3) classes. The terms of two (2) Class III directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) nominees. Your vote to elect our nominees will have the legal effect of replacing two (2) incumbent directors with our nominees.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The attached proxy statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about __________, 2023.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE universal proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, who is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Eric Shahinian	/s/ Gabriel Gliksberg

Camac Fund, LP	ATG Capital Management, LLC

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of the Concerned FBRX Stockholders’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 17, 2023

2023 ANNUAL MEETING OF STOCKHOLDERS
OF
FORTE BIOSCIENCES, INC.
_________________________

PROXY STATEMENT
OF
CAMAC FUND, LP AND ATG CAPITAL MANAGEMENT, LLC

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Camac Fund, LP (“Camac Fund”), Camac Partners, LLC (“Camac Partners”), Camac Capital, LLC (“Camac Capital”) and Eric Shahinian (collectively, “Camac”), and ATG Fund II LLC (“ATG Fund II”), ATG Capital Management, LLC (“ATG Management”) and Gabriel Gliksberg (collectively, “ATG” and together with Camac, the “Concerned FBRX Stockholders,” “we” or “our”) are significant stockholders of Forte Biosciences, Inc., a Delaware corporation (“FBRX” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 3,079,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, representing approximately 8.5% of the outstanding shares of Common Stock. We believe change in the composition of the Company’s board of directors (the “Board”) is required to enable the Company to be run in a manner that is consistent with stockholders’ best interests and have nominated two (2) highly-qualified director candidates who are committed to evaluating all opportunities to enhance stockholder value. We are seeking your support at the Company’s 2023 annual meeting of stockholders scheduled to be held virtually on Tuesday, September 19, 2023 at 10:00 a.m. Pacific Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect the Concerned FBRX Stockholders’ two (2) director nominees, Michael G. Hacke and Chris McIntyre (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors to serve until the 2026 annual meeting of stockholders (the “2026 Annual Meeting”) or until their respective successors are duly elected and qualified;
2.	To vote on the Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers;
3.	To vote on the Company’s proposal to approve, on an advisory and non-binding basis, the frequency of future advisory votes on executive compensation;
4.	To vote on the Company’s proposal to ratify the appointment of Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023;
5.	To vote on the Company’s proposal to approve an amended and restated 2021 Equity Incentive Plan;
6.	To vote on a stockholder proposal to amend the Company’s Amended and Restated Bylaws (the “Bylaws”), only if properly presented;

7.	To vote on a stockholder proposal, on an advisory basis, to terminate the Company’s preferred stock rights agreement, only if properly presented; and
8.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about [_________], 2023.

The Company has a classified Board, which is currently divided into three (3) classes. The terms of two (2) Class III directors expire at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect the Nominees. The Concerned FBRX Stockholders and FBRX will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two nominees on the Concerned FBRX Stockholders’ enclosed WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Nominees will have the legal effect of replacing two incumbent directors. If elected, the Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to evaluate all opportunities to enhance stockholder value, including through the potential return of capital. However, the Nominees will constitute a minority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than two (2) nominees or for any combination (up to two total) of the Nominees and the Company’s nominees on the WHITE universal proxy card. We believe the best opportunity for the Nominees to be elected is by voting on the WHITE universal proxy card. The Concerned FBRX Stockholders therefore urge stockholders using our WHITE universal proxy card to vote “FOR” the two Nominees. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

As of the date hereof, the participants in this solicitation collectively beneficially own 3,079,000 shares of Common Stock (the “Group Shares”). We intend to vote the Group Shares FOR the election of the Nominees to the Board, AGAINST the advisory vote on the compensation of the Company’s named executive officers, 1 YEAR on the advisory vote on the frequency of future stockholder advisory votes on the compensation  of the Company’s named executive officers, FOR the ratification of the appointment of Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, AGAINST the approval of the A&R 2021 Plan (as defined below), FOR the approval of the stockholder proposal to amend the Bylaws, and FOR the approval, on an advisory basis, of the stockholder proposal to terminate the Company’s preferred stock rights agreement as described herein.

The Company has set the close of business on [_______], 2023 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement, as of the Record Date, there were [_______] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

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We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE CONCERNED FBRX STOCKHOLDERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE CONCERNED FBRX STOCKHOLDERS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE CONCERNED FBRX STOCKHOLDERS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE CONCERNED FBRX STOCKHOLDERS URGE YOU TO VOTE “FOR” THE NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE universal proxy card are available at

www.[_____________________].com

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Concerned FBRX Stockholders urge you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Nominees and in accordance with the Concerned FBRX Stockholders’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to the Concerned FBRX Stockholders c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

As the Concerned FBRX Stockholders are using a “universal” proxy card containing the Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. The Concerned FBRX Stockholders strongly urge you NOT to sign or return any blue proxy cards or voting instruction forms that you may receive from FBRX. Even if you return the blue management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

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If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of the Concerned FBRX Stockholders’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	Camac began investing in FBRX in July 2022 motivated by its belief that FBRX is materially undervalued and that under the right stewardship value could be delivered to stockholders.

•	On August 1, 2022, Camac filed an initial Schedule 13D (the “Schedule 13D”) disclosing beneficial ownership of approximately 7.5% of the outstanding shares of Common Stock.

•	On August 4, 2022, ATG filed an initial Schedule 13D (the “ATG Schedule 13D”) disclosing beneficial ownership of approximately 9.9% of the outstanding shares of Common Stock.

•	On August 9, 2022, Camac filed an amendment to its Schedule 13D disclosing beneficial ownership of approximately 9.8% of the outstanding shares of Common Stock.

•	On August 15, 2022, FBRX announced that immediately following the end of Q2 2022, the Company issued 5.6 million shares of Common Stock between July 1 and August 10, 2022 for gross proceeds of approximately $7.0 million under its At-the-Market (ATM) financing facility.

•	On August 17, 2022, Camac issued a press release regarding its concerns with the dilutive and, in its view, ill-advised capital raise (the “August Press Release”).

•	On August 18, 2022, Camac filed an amendment to its Schedule 13D disclosing beneficial ownership of approximately 7.1% of the outstanding shares of Common Stock, noting its concerns about the highly dilutive equity capital raise, and filing the August Press Release as an exhibit thereto.

•	On August 26, 2022, Camac sent the Company a written demand pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) to inspect certain books and records (the “Books and Records Demand”) relating to possible mismanagement at the Company and the suitability of the directors as fiduciaries.

•	On September 9, 2022 the Company responded to the Books and Records Demand by letter. The Company agreed to produce certain stockholder list materials, but objected to the production of other documents. Negotiations then commenced with the Company to expand the scope of documents the Company was to produce to Camac.

•	On September 28, 2022, Camac filed an amendment to its Schedule 13D disclosing beneficial ownership of approximately 8.2 % of the outstanding shares of Common Stock.

•	On October 20, 2022, the Company agreed to produce (subject to redactions) certain minutes and written actions of the Board, D&O Questionnaires, and stockholder list materials.

•	On November 14, 2022, the Company disclosed in its Form 10-Q filing that the Board adopted a form of change in control and severance agreement to be entered into with the Company’s current and future executive officers. Camac is concerned that the agreements were adopted in response to Camac’s investigation into possible mismanagement at the Company and widespread stockholder discontent, and that the agreements could result in an unjustified transfer of wealth to insiders at the expense of stockholders.

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•	On November 23, 2022, due to the Company’s failure to produce certain of the documents sought pursuant to the Books and Records Demand that the Company had agreed to produce, Camac filed a complaint in the Chancery Court of the State of Delaware seeking an order compelling FBRX to produce documents sought in the Books and Records Demand (the “Litigation”).

•	On January 10, 2023, the Board unilaterally appointed David Gryska to the Board with a term expiring at the Company’s 2025 annual meeting of stockholders. The Company’s January 12, 2023 announcement of the appointment made clear that Mr. Gryska’s addition to the Board was not the result of any stockholder input, but instead seemingly as a result of a more than 20 year relationship with the Company’s CEO, Paul A. Wagner, Ph.D.

•	On January 13, 2023, following a production of some documents by the Company, a status conference was held before the judge in the Litigation in an attempt to resolve an outstanding dispute between the parties concerning the document production. The judge provided the parties with guidance in an attempt to resolve the outstanding dispute. The Litigation currently remains pending.

•	On February 17, 2023, Camac delivered a nomination notice (the “Nomination Notice”) to the Company nominating its two highly-qualified Nominees, Michael G. Hacke and Chris McIntyre, for election to the Board.

•	On February 21, 2023, Camac filed an amendment to its Schedule 13D disclosing beneficial ownership of approximately 8.6 % of the outstanding shares of Common Stock and disclosing the delivery of the Nomination Notice.

•	On March 8, 2023, Camac’s counsel had a telephone call with the Company’s counsel in an attempt to engage constructively to reach a mutually agreeable resolution.

•	On March 9, 2023, Camac’s counsel again had a telephone call with the Company’s counsel in an attempt to reach a mutually agreeable resolution. Through its counsel, Camac suggested multiple potential frameworks to reach an agreement, including options where one director candidate would be appointed to the Board with one incumbent director resigning, the formation of a committee to explore strategic alternatives and the Company agreeing to immediately return $25.3 million of capital, or alternatively, two new director candidates being appointed to the Board and two incumbent directors resigning. The Company’s counsel indicated that, based on its discussions with its client, the Company continued to believe that the best path forward was to continue its current operations despite strong objections from many of its stockholders. While noting the likelihood that Camac may prevail in getting the Nominees elected to the Board at the Annual Meeting, the Company’s counsel relayed that if Dr. Wagner was not reelected at the Annual Meeting, the Board planned to immediately reappoint him as a director following the meeting.

•	On March 15, 2023, Eric Shahinian, the Manager of Camac Capital, sent an email to Dr. Wagner asking to speak in an effort to share his perspectives with the Company and in an attempt to reach a mutually agreeable resolution. Dr. Wagner never responded to Mr. Shahinian.

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•	On May 15, 2023, the Company announced quarterly results for the quarter ended March 31, 2023, which showed a continued operational loss of -$6.7 million, compared to -$2.5 million for the same time period in the prior year.

•	On May 25, 2023, Camac filed an amendment to its Schedule 13D adding certain entities affiliated with Mr. McIntyre (the “McIntyre Entities”) as reporting persons and disclosing aggregate beneficial ownership of approximately 8.8% of the outstanding shares of Common Stock.

•	Also on May 25, 2023, Camac filed this preliminary proxy statement.

•	On June 26, 2023, the Company announced that the Board had scheduled the Annual Meeting for September 19, 2023, which was a delay of 110 days after the anniversary of the preceding year’s annual meeting.

•	On June 30, 2023, ATG submitted a stockholder proposal for inclusion in the Company’s proxy statement for the Annual Meeting to amend the Bylaws to require that the adoption or amendment of any stockholder rights plan require ratification by the Company’s stockholders to be effective.

•	On July 3, 2023, in accordance with the Bylaws, Camac resubmitted its nomination of the Nominees for election to the Board at the Annual Meeting following the Company’s disclosure of the date of the Annual Meeting.

•	On July 5, 2023, Camac filed an amendment to its Schedule 13D disclosing that it had resubmitted its nomination of the Nominees for election to the Board at the Annual Meeting and disclosing aggregate beneficial ownership of approximately 8.8% of the outstanding shares of Common Stock.

•

On August 1, 2023, the Company announced that it entered into a Securities Purchase Agreement, dated July 28, 2023, with certain parties (including, among others, certain executive officers, senior management and members of the Board) whereby it agreed to sell 15,166,957 shares of Common Stock and pre-funded warrants exercisable into 9,689,293 shares of Common Stock. Given that the Company’s last disclosed outstanding share count prior to such issuance was 21,051,195 shares, such transaction resulted in massive dilution to existing stockholders at a price well below the Company’s net cash per share.

•	On August 2, 2023, the Company filed its preliminary proxy statement in connection with the Annual Meeting.

•	On August 3, 2023, Camac filed an amendment to its Schedule 13D disclosing beneficial ownership of approximately 3.6 % of the outstanding shares of Common Stock and noting that it was reserving its rights with respect to the dilutive and, in its view, entrenching transaction that was executed well after the nomination of the Nominees.

•	From August 4, 2023 through August 8, 2023, Camac’s counsel and the Company’s counsel engaged in various discussions and communications in an effort to reach a constructive resolution.

•	On August 10, 2023, Camac filed a complaint in the Chancery Court of the State of Delaware related to the Securities Purchase Agreement entered into by the Company on July 28, 2023.

•	Also on August 10, 2023, ATG filed an amendment to the ATG Schedule 13D disclosing beneficial ownership of approximately 4.0 % of the outstanding shares of Common Stock and expressing its belief that such a dilutive transaction with current insiders of the Company served to entrench the Board despite significant stockholder dissatisfaction.

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•	On August 16, 2023, Camac, ATG, the McIntyre Entities and the Nominees entered into a Group Agreement (the “Group Agreement”), pursuant to which the parties agreed, among other things, to solicit proxies for the election of certain persons nominated for election to the Board, including the Nominees, at the Annual Meeting.

•	On August 17, 2023, Camac and ATG filed this revised preliminary proxy statement.

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REASONS FOR THE SOLICITATION

The Concerned FBRX Stockholders are significant stockholders of the Company, owning approximately 8.5% of the Company’s outstanding Common Stock. Based on public filings and other communications, we understand that there are several other sizable stockholders who share our significant concerns regarding the current trajectory of the Company. We believe that management and the Board have a track record of value destruction, are pursuing value destructive initiatives, and are disregarding stockholders’ interests. In order to protect the Company and stockholders from the continued destruction of value, we believe Board change is necessary. The following sets forth our primary concerns and supports why we believe change on the Board is critical:

•	Track record of value destruction: Since the closing of the Company’s initial public offering in April 2017, the share price has declined approximately 99%[1] and the Company has accumulated losses of $102.7 million since inception.

•	Value destructive initiatives: We believe the Company’s recent pivot to focus on the development of FB-102, its therapeutic molecule that could potentially be used as a treatment for autoimmune diseases, is early-stage and highly speculative.

In addition, we believe the Company’s decision to issue shares of Common Stock below net cash value in 2022 is incomprehensible and shows a total lack of understanding of capital allocation. The shares of Common Stock continue to trade at a large discount to net cash value, and we believe that this value opportunity will be eroded if the current leadership is not changed.

•	Disregarding stockholder interests: Despite significant concerns and adverse reactions from the market, including, at the time, four Schedule 13D filers, regarding the Company’s current strategy and widespread interest from stockholders for the Company to abandon its current strategy and return capital to stockholders, the Company seems content to disregard the views of stockholders – the true owners of the Company – and maintain the status quo.

Furthermore, not only is the Company’s current leadership dismissive of the views of its stockholders, it appears they are unwilling to even engage with stockholders. We have been approached by numerous significant stockholders, all of whom indicated that management has been unwilling to speak with them. Unfortunately, it seems as though management believes the Company is theirs to do as they please and they don’t have to answer to stockholders.

Management and the Board’s complete disregard for stockholder input was exemplified by the Company’s private placement announced on August 1, 2023. Rather than engage with stockholders or respect their wishes, or attempt to run a thorough process to receive the highest and best offer by including the largest existing stockholders, the Company went out and placed shares in the hands of a virtually entirely new stockholder base that presumably will support management and the Board’s vision. Based on the previously disclosed share count of 21,051,195 prior to the private placement, the Company issued over 72% of the outstanding shares on a pre-issuance basis, and over 118% of the outstanding shares on a pre-issuance basis when factoring in the pre-funded warrants.

1 Source: Yahoo Finance. Calculated as of the close of business on May 24, 2023.

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•	Board change is necessary: We are soliciting votes to elect our two Nominees to the Board, which is the maximum number of seats available at the Annual Meeting due to the classified structure of the Board that serves to insulate the incumbents and reduces accountability. We believe our Nominees are highly skilled at capital allocation and will work to maximize value for all stockholders. We further believe that the removal of the two incumbent directors, particularly CEO Dr. Wagner, is critical to send a clear message to the Company’s leadership that the status quo is not acceptable and stockholders demand a change in direction.

•	A better path forward: In light of the issues we have summarized herein and our unsuccessful attempts at engaging constructively with the Board, we have nominated our Nominees in an effort to put directors on the Board that will prioritize the best interest of stockholders and work tirelessly to evaluate all opportunities to enhance stockholder value. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value. However, voting for our Nominees will send a clear message to the Board that it is not acceptable to continue to disregard the will of stockholders.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for staggered terms of three (3) years such that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We believe that the terms of two (2) Class III directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) Nominees, Michael G. Hacke and Chris McIntyre, each of whom is independent of the Company, for terms ending at the 2026 Annual Meeting. Your vote to elect the Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Nominees. Based on publicly available information, we do not believe that the election of the Nominees will result in the triggering or acceleration of any Company obligations. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value. However, we believe the election of the Nominees is an important step in the right direction for ensuring stockholders’ voices are heard at the Company. There is no assurance that any incumbent director will serve as a director if our Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect the Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Exchange Act, and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Michael G. Hacke, age 36, is the Managing Member of Steel City Capital Investments, LLC (“Steel City Capital”), the general partner of Steel City Capital, LP, a long-biased investment partnership which employs a value-oriented investing strategy, which he founded in May 2018. Prior to founding Steel City Capital, Mr. Hacke served as Vice President at Macquarie Infrastructure and Real Assets Inc., a global asset manager, where he supported the management team at Macquarie Infrastructure Corporation (formerly NYSE: MIC), an owner, operator and investor in a diversified group of infrastructure businesses, from 2016 to 2017. Prior to that, he served as Assistant Vice President of Equity Research in Master Limited Partnerships and Diversified Natural Gas at Barclays plc (NYSE: BCS), a global financial services provider, from 2013 to 2016. From 2010 to 2013, Mr. Hacke served as an Analyst in the Credit Risk Management department at Morgan Stanley (NYSE: MS), a multinational financial services firm. Mr. Hacke is a CFA charterholder. Mr. Hacke received a B.A. in Political Science from the Pennsylvania State University.

The Concerned FBRX Stockholders believe that Mr. Hacke’s investment advisory expertise, coupled with his wide range of experience in the financial services industry, makes him well-qualified to serve on the Board.

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Chris McIntyre, age 38, founded McIntyre Capital Management, LP (“McIntyre Capital”), an investment firm, in January 2017 and has served as Chief Investment Officer and Managing Partner since its founding. McIntyre Capital, on behalf of its funds and accounts, makes concentrated investments in value-oriented equity and debt securities, based on in-depth fundamental research. From 2013 to 2017, Mr. McIntyre served as Managing Director at MAK Capital, an investment fund focused on value equity and distressed debt. Prior thereto, Mr. McIntyre was a Senior Analyst and Sector Head at Cobalt Capital, a multi-stage investment firm, in 2013, and Senior Analyst at MDR Capital, a provider of investment advisory services, from 2011 to 2013. He began his career at FNY Securities, where he was an analyst and portfolio manager in merger and risk arbitrage investments. He has over 15 years of investment industry experience, including public equities, private equity, distressed debt, and restructurings. Mr. McIntyre received a B.A. in Economics and Government from the University of Virginia, and he is a CFA charter holder.

The Concerned FBRX Stockholders believe that Mr. McIntyre’s extensive investment advisory experience, coupled with his financial and capital markets expertise, makes him well-qualified to serve on the Board.

The principal business address of Mr. Hacke is c/o Steel City Capital Investments, LLC, 134 South Highland Avenue, Suite 7, Pittsburgh, Pennsylvania 15206. The principal business address of Mr. McIntyre is c/o McIntyre Capital Management, LP, 433 Broadway, Suite 633, New York, New York 10013.

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As of the date hereof, Mr. Hacke does not own, beneficially or of record, any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

As of the date hereof, Mr. McIntyre does not directly own any securities of the Company. By virtue of his relationship to McIntyre Partnerships, LP (“McIntyre Partnerships”) as further explained elsewhere in this Proxy Statement, Mr. McIntyre may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships. For information regarding transactions in securities of the Company during the past two years by McIntyre Partnerships, please see Schedule I.

Each of the Nominees may be deemed to be a member of a “group” with the other Participants (as defined below) for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 3,079,000 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

Each of the Nominees has granted Mr. Shahinian a power of attorney to execute certain filings with the Securities and Exchange Commission (the “SEC”) and other documents in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

On February 17, 2023, Camac and the Nominees entered into a Joint Filing and Solicitation Agreement (the “JFSA”) pursuant to which the parties agreed, among other things, (a) to solicit proxies for the election of certain persons nominated for election to the Board, including the Nominees, at the Annual Meeting, (b) that the Nominees would not transact in securities of the Company without the prior written consent of Camac and (c) that Camac would bear all approved expenses incurred in connection with the parties’ activities. On May 25, 2023, McIntyre Partnerships, McIntyre Capital GP, LLC (“McIntyre GP”), McIntyre Capital and McIntyre Capital Management GP, LLC (“McIntyre IM GP”) entered into a Joinder Agreement to the JFSA pursuant to which such parties agreed to be bound by the terms and conditions set forth therein.

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On August 16, 2023, Camac, ATG, the McIntyre Entities and the Nominees entered into a Group Agreement, which superseded the JFSA, and pursuant to which the parties agreed, among other things, (a) to solicit proxies for the election of certain persons nominated for election to the Board, including the Nominees, at the Annual Meeting, (b) not to transact in securities of the Company without the prior written consent of Camac and ATG and (c) that expenses incurred in connection with the group’s activities would be split evenly between Camac and ATG, with each paying 50% of the expenses.

Other than as stated herein, there are no arrangements or understandings between the Participants or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

We believe that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including NASDAQ Listing Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, we acknowledge that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any of the Nominees are elected, the determination of the Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

Stockholders are permitted to vote for less than two nominees or for any combination (up to two total) of the Nominees and the Company’s nominees on the WHITE universal proxy card. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve, on an advisory or non-binding basis, the compensation of the Company’s named executive officers. This proposal, commonly referred to as a “say-on-pay” proposal, is required by Section 14A of the Exchange Act and gives the Company’s stockholders the opportunity to express their views on the Company’s named executive officers’ compensation as a whole. The vote on the say-on-pay proposal is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of the Company’s named executive officers and the Company’s compensation philosophy, policies and practices for named executive officers as described in the Company’s proxy statement. Accordingly, the Board is asking stockholders to vote for the following non-binding resolution:

“RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and the narrative discussion.”

As disclosed in the Company’s proxy statement, the approval, on an advisory basis, of the compensation of the Company’s named executive officers requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

According to the Company’s proxy statement, although the vote is non-binding, the Board and the compensation committee will consider the outcome of the vote when making future compensation decisions for the Company’s named executive officers.

Given the significant destruction of stockholder value that management has overseen at the Company, as more fully explained in the “Reasons for the Solicitation” section above, we intend to vote AGAINST this proposal and recommend that our fellow stockholders do the same.

WE RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON THE FREQUENCY OF FUTURE STOCKHOLDER ADVISORY VOTES ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Dodd-Frank Act and Section 14A of the Exchange Act also enables the Company’s stockholders to indicate their preference at least once every six years regarding how frequently the Company should solicit a non-binding advisory approval of the compensation of its named executive officers as disclosed in its proxy statement. Accordingly, the Company is asking stockholders to indicate whether they would prefer an advisory approval every one, two or three years. Alternatively, stockholders may abstain from casting a vote.

As disclosed in the Company’s proxy statement, the option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on named executive officer compensation that has been selected by stockholders. Abstentions and broker non-votes will have no effect on the outcome of the vote. According to the Company’s proxy statement, as an advisory vote, the vote on this Proposal No. 3 is not binding on the Company; however, the Board and the compensation committee will consider the outcome of the vote when setting the frequency of the advisory vote on named executive compensation.

Despite the Board’s purported recommendation of “three years,” the Company’s preliminary proxy statement includes the following explanation in support of “ONE YEAR”:

“We believe that the say-on-pay vote should be conducted every year. While our compensation strategies are related to both the short-term and longer-term business outcomes, compensation decisions are generally made annually. An annual say-on-pay vote will give us more frequent feedback on our compensation disclosures and named executive officer compensation. By providing an advisory vote on executive compensation on an annual basis, our stockholders will be able to provide us with direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. The Board has determined that holding a say-on-pay vote every year is the most appropriate policy for us at this time and recommends that stockholders vote for the say-on-pay vote to occur each year.” (emphasis added)

We fully agree with the Company’s own disclosure that ONE YEAR is the appropriate frequency for the advisory vote on named executive officer compensation. We intend to vote ONE YEAR on this proposal and recommend that our fellow stockholders do the same.

WE RECOMMEND THAT STOCKHOLDERS VOTE “ONE YEAR” WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES FOR “ONE YEAR” ON THIS PROPOSAL.

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PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the audit committee of the Board has appointed Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and the Board is requesting that stockholders ratify such appointment.

According to the Company’s proxy statement, the Company is submitting the appointment of Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm as a matter of good corporate governance. The Company has disclosed that, notwithstanding its appointment and even if stockholders ratify the appointment, the audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its stockholders. The Company has further disclosed that if stockholders do not ratify the appointment of Mayer Hoffman McCann P.C., the audit committee may reconsider the appointment.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 5

APPROVAL OF THE AMENDED AND RESTATED 2021 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve the Amended and Restated 2021 Equity Incentive Plan (the “A&R 2021 Plan”). According to the Company’s proxy statement, if stockholders approve the A&R 2021 Plan, the A&R 2021 Plan will have an additional 2,500,000 shares of Common Stock to be granted as awards to our service providers, and shares of Common Stock tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations with respect to awards granted under the Tocagen, Inc. 2009 Equity Incentive Plan, the Tocagen, Inc. 2017 Equity Incentive Plan, and the Forte Biosciences Inc. 2018 Equity Incentive Plan will not become available for future grant under the A&R 2021 Plan.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 6

VOTE TO AMEND THE AMENDED AND RESTATED BYLAWS

As discussed in further detail in the Company’s proxy statement, ATG Management, a stockholder of the Company, has submitted a proposal to the Company which proposes an amendment to Article VIII of the Bylaws. The text of ATG Management’s proposal follows:

“The stockholders hereby amend Article VIII of the bylaws to add the following new Section 41 and to renumber the remaining sections accordingly:

Section 41. Stockholder Rights Plans.

(a) Rights Plans. Notwithstanding anything in these Bylaws to the contrary, the adoption or amendment of any Stockholder Rights Plan (as defined below) which has the effect of extending the term of the Stockholder Rights Plan or any rights or options provided thereunder shall not be effective unless ratified by the stockholders.

(b) Definition. The term “Stockholder Rights Plan” in this Section 41 refers to any stockholder rights plan, stockholder rights agreement or any other form of “poison pill” anti-takeover device, plan or agreement that is designed to or has the effect of making an acquisition of large holdings of the corporation’s shares of stock more difficult or expensive (but for the avoidance of doubt, excluding any issuance or sale of securities or rights in connection with a bona fide financing transaction).

(c) State Law. Nothing in this Section 41 should be construed to permit or validate any decision by the Board of Directors to adopt or amend a Stockholder Rights Agreement that would otherwise be prohibited or invalid under applicable Delaware law.

SUPPORTING STATEMENT

“Poison pills… prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it’s doing a poor job. They water down shareholders’ votes and deprive them of a meaningful voice in corporate affairs.”

- “Take on the Street” by Arthur Levitt, SEC Chairman, 1993-2001.

Poison Pills give a Board significant power, and that is why shareholder involvement is needed. In the case of Forte, unfortunately, the Board’s track record shows a pattern of preference for protecting its own entrenchment over maximizing value for shareholders.

After two shareholders publicly filed large ownership stakes in Forte in May and July of 2022, the board responded by (1) diluting stockholders by over 42% through the sale of new shares at prices below the net cash value per share via a misguided “At The Money” offering, and (2) instituting a “poison pill.”

Poor corporate governance is par for the course at Forte: the Board utilizes a classified structure, allows the CEO to serve as Chairman, and has further disenfranchised stockholders over the past year by thwarting the electoral process and adding two new, incumbent-friendly directors via appointment instead of via election.

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Enormous change is needed at Forte, and this is just the start. Shareholders must act now to prevent further destruction of our company’s assets. Voting for this amendment is one action that stockholders can take to reclaim some control from the Board. Vote yes to amend these bylaws!”

WE RECOMMEND THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 7

ADVISORY VOTE TO REMOVE THE COMPANY’S PREFERRED STOCK RIGHTS AGREEMENT

As discussed in further detail in the Company’s proxy statement, Funicular Funds, LP, a stockholder of the Company, has submitted a proposal to the Company. The text of Funicular Funds, LP’s proposal follows:

“RESOLVED, that the stockholders of Forte Biosciences, Inc., a Delaware corporation (the “Company”) request that the Board of Directors (the “Board”) of the Company take all steps necessary to terminate without delay the Preferred Stock Rights Agreement, dated as of July 12, 2022, as amended on June 26, 2023 (the “Rights Agreement”).

SUPPORTING STATEMENT

When the Board adopted the Rights Agreement on July 12, 2022, in the absence of any colorable threat to the Company and without any opportunity for shareholders to vote, the Company already had substantial anti-takeover protections in place. Other than to demonstrate the Board’s contempt for the Company’s stockholders, the imperative for the adoption of the Rights Agreement was at best unclear, and the Board has failed to engage with stockholders on the necessity of the Rights Agreement and the future of the Company. The Board’s unilateral extension of the Rights Agreement for another year, without any intention of allowing a stockholder vote, is poor governance and a troubling sign of management entrenchment that is manifestly not in the best interests of all stockholders.

According to the Company’s latest 10-Q, at the end of Q1 2023, the Company had remaining net current assets of $32.5 million, about $11 million more than its market capitalization at the time of the submission of this Proposal. At the current burn rate, it is likely that the current market capitalization will exceed the company’s remaining resources by year-end. We have previously advocated for an immediate return of capital, and that need is now urgent. Stockholders have a right to weigh in on whether they prefer to stay the course or receive some value from their investment. Instead, the Board has attempted to insulate itself from legitimate stockholder engagement with a poison pill that prevents bidders from presenting their alternatives directly to the stockholders.

It is widely acknowledged that long term poison pills inhibit the stockholder franchise. Corporate governance best practices recommend the submission of any poison pill with a duration of longer than one year to a stockholder vote. In contrast, this Board has spurned good governance, and it seeks to avoid accountability for its entrenching Rights Agreement. We urge all stockholders to vote “for” this proposal to have the Board redeem the pill, permitting you—the true owners of the Company— to have a voice and a vote on this important issue.”

WE RECOMMEND THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Concerned FBRX Stockholders believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, AGAINST the advisory vote on the compensation of the Company’s named executive officers, 1 YEAR on the advisory vote on the frequency of future stockholder advisory votes on the compensation  of the Company’s named executive officers, FOR the ratification of the appointment of Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, AGAINST the approval of the A&R 2021 Plan, FOR the approval of the stockholder proposal to amend the Bylaws, and FOR the approval, on an advisory basis, of the stockholder proposal to terminate the Company’s preferred stock rights agreement as described herein.

The Concerned FBRX Stockholders and FBRX will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two (2) nominees on the Concerned FBRX Stockholders’ WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and our Nominees may do so on the Concerned FBRX Stockholders’ WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Based on publicly available information, we believe the current Board intends to nominate two (2) candidates for election as Class III directors at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect the Nominees.

Stockholders are permitted to vote for less than two nominees or for any combination (up to two total) of the Nominees and the Company’s nominees on the WHITE universal proxy card. We believe the best opportunity for the Nominees to be elected is by voting on the WHITE universal proxy card. Camac therefore urges stockholders using our WHITE universal proxy card to vote “FOR” the Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

While we currently intend to vote all of the Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Group Shares we could help elect the Company nominee(s) that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted at the Annual Meeting as marked.

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ATTENDING THE ANNUAL MEETING VIRTUALLY ON THE INTERNET

According to the Company’s proxy statement, the Annual Meeting will be a virtual meeting conducted virtually via live webcast and can be attended by visiting www.virtualshareholdermeeting.com/FBRX2023. To participate in the Annual Meeting, you will need the control number included on your WHITE proxy card. The Annual Meeting webcast will begin promptly at 10:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin fifteen minutes prior to the Annual Meeting, and you should allow ample time for the check-in procedures.

According to the Company’s proxy statement, if you encounter difficulties accessing the virtual meeting during the check-in or meeting time, you should call the technical support number that will be posted on the virtual meeting log-in page.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of a majority of the voting power of the shares of stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting.

Abstentions or withheld votes are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors – The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, therefore the two (2) candidates receiving the highest number of “FOR” votes will be elected. If you vote “FOR” less than two (2) nominees in Proposal 1, your shares will only be voted “FOR” the nominee you have so marked. If you vote “FOR” more than two (2) nominees, all of your votes on Proposal 1 will be invalid and will not be counted. Withhold votes and broker non-votes will have no effect on the outcome of the election of directors.

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Advisory Vote to Approve the Compensation of Named Executive Officers ─ According to the Company’s proxy statement, the approval, on an advisory basis, of the compensation of the Company’s named executive officers requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon. The Company has indicated that abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Advisory Vote on the Frequency of Future Stockholder Advisory Votes on the Compensation of Named Executive Officers ─ According to the Company’s proxy statement, the option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on named executive officer compensation that has been selected by stockholders. The Company has indicated that broker non-votes and abstentions will have no effect on the outcome of the vote.

Ratification of Independent Registered Public Accounting Firm – According to the information contained in the Company’s proxy statement, the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon is required to approve the ratification of the appointment of Mayer Hoffman McCann P.C. The Company has indicated that abstentions will be counted as votes “AGAINST” this proposal. The Company disclosed that it does not expect broker non-votes on this proposal.

Approval of the Amended and Restated 2021 Equity Incentive Plan ─ According to the Company’s proxy statement, approval of the A&R 2021 Plan requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon. The Company has indicated that abstentions will be counted as votes “AGAINST” this proposal. While the Company’s disclosure is silent on the matter, based on the voting standard set forth by the Company, we believe that broker non-votes will have no effect on the outcome of the vote on this proposal.

Stockholder Proposal to Amend the Bylaws ─ According to the Company’s proxy statement, the approval of the stockholder proposal to amend the Bylaws requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon. Notwithstanding the Company’s disclosure that approval of this proposal requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon, it appears that pursuant to Article XIII, Section 47 of the Bylaws, this proposal requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. The Company has indicated that abstentions will be counted as votes “AGAINST” this proposal. While the Company’s disclosure is silent on the matter, based on the voting standard set forth in the Bylaws, we believe that broker non-votes will have the effect of votes “AGAINST” this proposal.

Stockholder Proposal to Terminate the Company’s the Preferred Stock Rights Agreement ─ The approval, on an advisory basis, of the stockholder proposal to terminate the Company’s preferred stock rights agreement requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon. The Company has indicated that abstentions will be counted as votes “AGAINST” this proposal, and that, because this proposal is an advisory vote, the result will not be binding on the Board or Company. While the Company’s disclosure is silent on the matter, based on the voting standard set forth by the Company, we believe that broker non-votes will have no effect on the outcome of the vote on this proposal.

Under applicable Delaware law, appraisal rights are not applicable to the voting on any matter to be considered at the Annual Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Concerned FBRX Stockholders’ recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to the Concerned FBRX Stockholders in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company’s Corporate Secretary at 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Concerned FBRX Stockholders request that either the original or photostatic copies of all revocations be mailed to the Concerned FBRX Stockholders in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the votes that all stockholders are entitled to cast at the Annual Meeting. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Concerned FBRX Stockholders. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of the Concerned FBRX Stockholders, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

Members of the Concerned FBRX Stockholders have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Concerned FBRX Stockholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Concerned FBRX Stockholders will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Concerned FBRX Stockholders. Costs of this solicitation of proxies are currently estimated to be approximately $[____] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The Concerned FBRX Stockholders estimate that through the date hereof its expenses in connection with this solicitation are approximately $[____]. To the extent legally permissible, if the Concerned FBRX Stockholders are successful in their proxy solicitation, the Concerned FBRX Stockholders intend to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. The Concerned FBRX Stockholders do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Camac Fund, Camac Partners, Camac Capital, Mr. Shahinian, ATG Fund II, ATG Management, Mr. Gliksberg, McIntyre Partnerships, McIntyre GP, McIntyre Capital, McIntyre IM GP and the Nominees are the participants in this solicitation (each, a “Participant” and collectively, the “Participants”).

The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the managing member of Camac Partners and the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital. The principal business of ATG Fund II is investing in securities. The principal business of ATG Management is to serve as the managing member to certain private investment funds, including ATG Fund II. The principal occupation of Mr. Gliksberg is serving as the managing member of ATG Management. The principal business McIntyre Partnerships is investing in securities. McIntyre GP serves as the general partner of McIntyre Partnerships. McIntyre Capital serves as the investment manager of McIntyre Partnerships. McIntyre IM GP serves as the general partner of McIntyre Capital. Mr. McIntyre serves as the Chief Investment Officer and Managing Partner of McIntyre Partnerships and as the Managing Member of each of McIntyre GP and McIntyre IM GP.

27

The principal business address of each of Camac Fund, Camac Partners, Camac Capital and Mr. Shahinian is 350 Park Avenue, 13th Floor, New York, New York 10022. The principal business address of each of ATG Fund II, ATG Management and Mr. Gliksberg is 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois 60642. The principal business address of each of McIntyre Partnerships, McIntyre GP, McIntyre Capital and McIntyre IM GP is 433 Broadway, Suite 633, New York, New York 10013.

As of the date hereof, Camac Fund directly beneficially owns 1,577,176 shares of Common Stock. Camac Partners, as investment manager of Camac Fund, may be deemed to beneficially own the 1,577,176 shares of Common Stock owned by Camac Fund. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund, may be deemed to beneficially own the 1,577,176 shares of Common Stock owned by Camac Fund. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 1,577,176 shares of Common Stock owned by Camac Fund. As of the date hereof, ATG Fund II directly beneficially owns 1,462,000 shares of Common Stock. ATG Management, as the managing member of ATG Fund II, may be deemed to beneficially own the 1,462,000 shares of Common Stock owned by ATG Fund II. Mr. Gliksberg, as the managing member of ATG Management, may be deemed to beneficially own the 1,462,000 shares of Common Stock owned by ATG Fund II. As of the date hereof, McIntyre Partnerships directly beneficially owns 39,824 shares of Common Stock. McIntyre GP, as the general partner of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships. McIntyre Capital, as the investment manager of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships. McIntyre IM GP, as the general partner of McIntyre Capital, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships. Mr. McIntyre, as the Managing Member of each of McIntyre GP and McIntyre IM GP, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships.

The shares of Common Stock purchased by Camac Fund, ATG Fund II and McIntyre Partnerships were purchased with working capital.

ATG Fund II has sold exchange-listed American-style covered call options referencing an aggregate of 15,000 shares of Common Stock, which have an exercise price of $2.50 per share and expire on August 18, 2023.

ATG Fund II has sold exchange-listed American-style covered call options referencing an aggregate of 100,000 shares of Common Stock, which have an exercise price of $2.50 per share and expire on November 17, 2023.

Each Participant, as a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 3,079,000 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding the transactions in the securities of the Company during the past two (2) years by the Participants, see Schedule I.

28

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participant has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as set forth in this Proxy Statement, there are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as otherwise disclosed herein with respect to each of the Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Nominee or any of the Nominees’ associates that would have required disclosure under Item 407(e)(4) of Regulation S- K had Nominee been a director of the Company, and (c) none of the Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Concerned FBRX Stockholders are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Concerned FBRX Stockholders are not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at [(888) 368-0379]. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

29

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Concerned FBRX Stockholders.

This Proxy Statement is dated [______], 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholders may present proper proposals for inclusion in the Company’s proxy statement and for consideration at next year’s annual meeting of stockholders by submitting their proposals in writing to the Company’s Secretary in a timely manner. According to the Company’s proxy statement, for a stockholder proposal to be considered for inclusion in the Company’s proxy statement for its 2024 annual meeting of stockholders (the “2024 Annual Meeting”), the Company’s Secretary must receive the written proposal at the Company’s principal executive offices not later than June 21, 2024. In addition, the Company disclosed that stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act, regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Accordingly, notwithstanding the Company’s disclosure of June 21, 2024, the Concerned FBRX Stockholders advise stockholders that the deadline under Rule 14a-8 is actually 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting. Stockholder proposals should be addressed to:

Forte Biosciences, Inc.

Attention: Secretary

3060 Pegasus Park Drive, Building 6

Dallas, Texas 75247

Tel: (310) 618-6994

The Company’s proxy statement further provides that the Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in the Company’s proxy statement. According to the Company’s proxy statement, the Bylaws provide that to be timely for the 2024 Annual Meeting, the Company’s Secretary must receive the written notice at its principal executive offices:

•	not earlier than May 22, 2024 at 8:00 a.m., Pacific Time; and
•	not later than June 21, 2024 at 5:00 p.m., Pacific Time.

According to the Company’s proxy statement, in the event that the date of the 2024 Annual Meeting is changed by more than 30 days from the one-year anniversary of the date of the Annual Meeting, then notice by a stockholder of a stockholder proposal to be timely must be received by the Secretary of the Company not earlier than 8:00 a.m., Pacific Time, on the 120th day prior to such annual meeting of stockholders and not later than 5:00 p.m., Pacific Time, on the 10th day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. Such a notice must provide the information required by Section 5(b)(iv) of Bylaws, and otherwise must comply with applicable federal and state law. “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.

In addition, to comply with SEC rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

30

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2024 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Concerned FBRX Stockholders that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

CAMAC FUND, LP AND ATG CAPITAL MANAGEMENT, LLC

__________, 2023

31

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Acquired/(Disposed)	Date of Transaction

CAMAC FUND, LP

Purchase of Common Stock	273,532	07/12/2022
Purchase of Common Stock	198,794	07/13/2022
Purchase of Common Stock	30,460	07/14/2022
Purchase of Common Stock	200,000	07/15/2022
Purchase of Common Stock	72,136	07/25/2022
Purchase of Common Stock	297,682	07/26/2022
Purchase of Common Stock	40,382	07/27/2022
Purchase of Common Stock	60,000	08/02/2022
Purchase of Common Stock	228,800	08/05/2022
Purchase of Common Stock	50,000	08/08/2022
Purchase of Common Stock	20,684	09/07/2022
Purchase of Common Stock	55,508	09/19/2022
Purchase of Common Stock	2,455	09/20/2022
Purchase of Common Stock	26,796	09/21/2022
Purchase of Common Stock	35,241	09/22/2022
Purchase of Common Stock	76,019	09/26/2022
Purchase of Common Stock	8,694	09/27/2022
Purchase of Common Stock	661	09/30/2022
Purchase of Common Stock	14,731	10/04/2022
Purchase of Common Stock	225	10/05/2022
Purchase of Common Stock	30	10/06/2022
Purchase of Common Stock	3,612	10/07/2022
Purchase of Common Stock	2,928	10/10/2022
Purchase of Common Stock	32,705	10/18/2022
Purchase of Common Stock	30,576	10/24/2022
Purchase of Common Stock	291	10/27/2022
Purchase of Common Stock	8,294	10/28/2022
Purchase of Common Stock	41,476	11/09/2022
Sale of Common Stock	(391,978)	08/01/2023
Sale of Common Stock	(103,950)	08/02/2023
Purchase of Common Stock	127,084	08/07/2023
Purchase of Common Stock	52,711	08/08/2023
Purchase of Common Stock	10,688	08/09/2023
Purchase of Common Stock	50,789	08/10/2023
Purchase of Common Stock	19,120	08/11/2023

I-1

MCINTYRE PARTNERSHIPS, LP

Purchase of Common Stock	6,506	02/22/2023
Purchase of Common Stock	6,230	02/23/2023
Purchase of Common Stock	6,662	02/24/2023
Purchase of Common Stock	3,447	02/27/2023
Purchase of Common Stock	10,000	03/01/2023
Purchase of Common Stock	6,979	03/02/2023

I-2

ATG FUND II LLC

Purchase of Common Stock	5,700	05/26/2022
Purchase of Common Stock	2,361	05/26/2022
Purchase of Common Stock	578	05/26/2022
Purchase of Common Stock	200	05/26/2022
Purchase of Common Stock	2,800	06/03/2022
Purchase of Common Stock	87	06/09/2022
Purchase of Common Stock	15,150	06/10/2022
Purchase of Common Stock	13,000	06/10/2022
Purchase of Common Stock	8,000	06/10/2022
Purchase of Common Stock	14,300	06/13/2022
Purchase of Common Stock	8,800	06/13/2022
Purchase of Common Stock	1,200	06/13/2022
Purchase of Common Stock	1,048	06/17/2022
Purchase of Common Stock	25,000	07/13/2022
Purchase of Common Stock	21,746	07/13/2022
Purchase of Common Stock	104,800	07/15/2022
Purchase of Common Stock	100,000	07/15/2022
Purchase of Common Stock	79,000	07/15/2022
Purchase of Common Stock	35,000	07/15/2022
Purchase of Common Stock	34,000	07/15/2022
Purchase of Common Stock	200	07/15/2022
Purchase of Common Stock	153,624	07/20/2022
Purchase of Common Stock	43,804	07/20/2022
Purchase of Common Stock	12,000	07/20/2022
Purchase of Common Stock	3,141	07/20/2022
Purchase of Common Stock	800	07/20/2022
Purchase of Common Stock	40,000	07/21/2022
Purchase of Common Stock	139,796	07/25/2022
Purchase of Common Stock	70,500	07/25/2022
Purchase of Common Stock	21,996	07/25/2022
Purchase of Common Stock	13,000	07/25/2022
Purchase of Common Stock	204	07/25/2022
Purchase of Common Stock	36,000	07/26/2022
Purchase of Common Stock	28,000	07/26/2022
Purchase of Common Stock	108,778	07/27/2022
Purchase of Common Stock	29,000	07/27/2022
Purchase of Common Stock	25,000	07/27/2022
Purchase of Common Stock	22	07/27/2022
Purchase of Common Stock	76,361	07/28/2022
Purchase of Common Stock	18,000	07/28/2022
Purchase of Common Stock	12,000	07/28/2022
Purchase of Common Stock	53,687	07/29/2022
Purchase of Common Stock	30,000	07/29/2022
Purchase of Common Stock	27,000	07/29/2022
Purchase of Common Stock	26,780	07/29/2022
Purchase of Common Stock	17,974	07/29/2022
Purchase of Common Stock	1,000	07/29/2022
Purchase of Common Stock	311	07/29/2022
Purchase of Common Stock	220	07/29/2022
Purchase of Common Stock	30	07/29/2022
Purchase of Common Stock	2	07/29/2022
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(1)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(2)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(3)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(10)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(20)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(20)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(57)	04/06/2023
Sale of April 21, 2023 Call Option ($2.50 Strike Price)	(109)	04/06/2023
Sale of May 19, 2023 Call Option ($2.50 Strike Price)	(1)	04/06/2023
Sale of May 19, 2023 Call Option ($2.50 Strike Price)	(50)	04/06/2023
Sale of May 19, 2023 Call Option ($2.50 Strike Price)	(101)	04/06/2023
Sale of May 19, 2023 Call Option ($2.50 Strike Price)	(110)	04/06/2023
Sale of August 18, 2023 Call Option ($2.50 Strike Price)	(5)	05/08/2023
Sale of August 18, 2023 Call Option ($2.50 Strike Price)	(45)	05/08/2023
Sale of August 18, 2023 Call Option ($2.50 Strike Price)	(100)	05/08/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(12)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(12)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(15)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(43)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(45)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(55)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(57)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(67)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(108)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(191)	07/28/2023
Sale of November 17, 2023 Call Option ($2.50 Strike Price)	(395)	07/28/2023

I-3

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on [•], 2023.

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of FBRX Common Stock you own, please give us your proxy FOR the election of the Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting by SIGNING, DATING AND MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of FBRX Common Stock are held in the name of a broker, only it can vote such shares of FBRX Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the phone number or address set forth below.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of the Concerned FBRX Stockholders’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 17, 2023

FORTE BIOSCIENCES, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CAMAC FUND, LP, ATG CAPITAL MANAGEMENT, LLC AND THE OTHER PARTICIPANTS IN THEIR PROXY SOLICITATION

THE BOARD OF DIRECTORS OF FORTE BIOSCIENCES, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Eric Shahinian, Gabriel Gliksberg, Ryan Nebel and John Ferguson, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock of Forte Biosciences, Inc., a Delaware corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2023 Annual Meeting of Stockholders of the Company scheduled to be held virtually on Tuesday, September 19, 2023 at 10:00 a.m., Pacific Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Camac Fund, LP, ATG Capital Management, LLC and the other participants in this solicitation (collectively, the “Concerned FBRX Stockholders”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE TWO (2) CONCERNED FBRX STOCKHOLDERS NOMINEES IN PROPOSAL 1, “AGAINST” PROPOSAL 2, “1 YEAR” ON PROPOSAL 3, “FOR” PROPOSAL 4, “AGAINST” PROPOSAL 5, “FOR” PROPOSAL 6 AND “FOR” PROPOSAL 7.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Concerned FBRX Stockholders’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

THE CONCERNED FBRX STOCKHOLDERS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE TWO CAMAC NOMINEES, AND NOT TO VOTE “FOR” THE TWO COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO TWO NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN TWO NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THE NOMINEE YOU HAVE SO MARKED.

1.	Election of two Class III directors to serve until the Company’s 2026 annual meeting of stockholders and until their successors have been duly elected and qualified.
CONCERNED FBRX STOCKHOLDERS NOMINEES	FOR	WITHHOLD
a) Michael G. Hacke	☐	☐
b) Chris McIntyre	☐	☐

COMPANY NOMINEES OPPOSED BY CONCERNED FBRX STOCKHOLDERS	FOR	WITHHOLD
a) Lawrence Eichenfield	☐	☐
b) Paul A. Wagner	☐	☐

THE CONCERNED FBRX STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 2.

2.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED FBRX STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “1 YEAR” WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to approve, on an advisory and non-binding basis, the frequency of future stockholder advisory votes on the compensation of the Company’s named executive officers.
☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

THE CONCERNED FBRX STOCKHOLDERS MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4.

WHITE UNIVERSAL PROXY CARD

4.	The Company’s proposal to ratify the appointment of Mayer Hoffman McCann P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

THE CONCERNED FBRX STOCKHOLDERS MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

5.	The Company’s proposal to approve the amended and restated 2021 Equity Incentive Plan.
☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED FBRX STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 6.

6.	Stockholder proposal to approve an amendment to the Company’s amended and restated bylaws.
☐ FOR	☐ AGAINST	☐ ABSTAIN

THE CONCERNED FBRX STOCKHOLDERS RECOMMEND THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 7.

7.	Stockholder proposal to approve, on an advisory basis, the termination of the Company’s preferred stock rights agreement.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

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(Signature)

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(Signature, if held jointly)

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(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.